HITECHLAW GROUP LLC

1050 Winter Street, Suite 1000
Waltham, MA 02541
781-839-7215
978-964-0125 (Fax)

September 11, 2008

VIA EDGAR AND FACSIMILE 202-772-9210
Evan S. Jacobson, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Washington, D. C. 20549-4561

Re:	LocatePLUS Holdings Corporation
Soliciting Materials filed pursuant to Rule 14a-12
Filed August 11, 2008 by ACE Investment Group

Preliminary Proxy Statement on Schedule 14A
Filed August 15, 2008 by ACE Investment Group, et al.
File No. 000-49957

Dear Mr. Jacobson:

      Albanian Capital Enterprises Inc. ("ACE") and certain of its affiliates (collectively "ACE Shareholder Group") has today filed with the Securities and Exchange Commission (the "Commission"), pursuant to the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Regulation 14A thereunder, an Amendment No. 3 (the "Amendment") to their Preliminary Proxy Statement on Schedule 14A (the "Preliminary Proxy Statement") originally filed with the Commission on August 11, 2008,and re-filed on August 15, 2008, relating to the solicitation of proxies with respect to the securities of LocatePLUS Holdings Corporation, a Delaware corporation ("LocatePLUS" or the "Company").

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Evan S. Jacobson, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Page 2

      On behalf of ACE Shareholder Group, I am are writing to respond to the comments raised in your letters to Thomas Murphy, President of ACE, Inc. on behalf of the staff of Division of Corporation Finance of the Commission (the "Staff") dated September 11, 2008. The responses below correspond to the captions and numbers of those comments in your letter. For your convenience, we are sending you via facsimile copies of the Amendment (both unmarked and marked to show changes) and this response letter. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Proxy Statement. I would be happy to discuss any of our responses with member of the Staff if you have any questions.

      As a general response, I have responded to each comment by making what I believe to be a responsive and appropriate revision to reflect the Commission's comments wherever possible. In some cases, I have re-written certain sections to bring them into compliance with the applicable rules.

The following is a point by point response to the Commission's letter of September 10, 2008 as to how the Preliminary Proxy Statement was modified to comply with your comments.

General

1.	The ACE Shareholder Group has now been finalized and has filed a Schedule 13D.

Proposal 1-Election of Directors, page 3

2.

The Proxy Statement has been revised to add the language that the Company, specifically, has failed to pursue acquisitions with Lexis-Nexis and Choicepoint. Mr. Fields when questioned by several members of the ACE Shareholder Group has refused to disclose whether or not he has received a term sheet from either party in the last 12 months. The Company has also failed to follow up on at least three introductions made by members of the ACE Shareholder Group to private equity firms in an effort to resolve the current default which exists with YA Global. The point has been previously made in conversations with the staff that the Company is not interested in any potential transaction which might enhance shareholder value if it means current management may not have continuing employment. As Mr. Green's Complaint filed in Delaware Chancery Court and attached to his Schedule 13D/A filed yesterday with the SEC states: "The defendants (i.e. Latorella and Fields) have breached their fiduciary duty of care and loyalty. They have acted with gross negligence. The company directors and defendants have failed to manage the company in good faith." The ACE Shareholder Group is

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Evan S. Jacobson, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Page 3

looking to bring constructive change to the Company and therefore has elected to use more forward looking and positive language as "failure to fully investigate strategic alternatives."

3.

The disclosure with regard to the nomination of Mr. Russo has been added as well as the rest of the language in the bylaws which makes it clear that Mr. Russo can be nominated by a shareholder who is entitled to vote at the meeting. We have also added the disclosure with regard to potential litigation which could occur if Mr. Russo is elected and his election is subsequently challenged.

Proposal 2 - Vote Against Increasing the Number of Authorized Shares, page 7

4.	The disclosure has been modified to make clear that the language "technical default" is from the Company's definitive proxy statement on page 11 of the Company's Definitive Proxy Statement.

Voting Procedures, page 8

5.	The section has been revised once again to specifically outline to clearly state the vote required with regard to Proposal 2:

"For the proposal to amend the Corporation's Second Amended and Restates Certificate of Incorporation to increase the number of authorized shares of the Corporation's Common Stock from 25,000,000 shares to 100,000,000 shares, approval of this proposal requires that a majority of common stock entitled to vote be present in person or by proxy at the Annual Meeting and the affirmative vote of a majority of the outstanding common stock of the Corporation and a majority of the outstanding common stock is required to approve the proposal to amend the Second Amended and Restated Certificate of Incorporation of the Corporation. Abstentions and Broker non-votes will have the effect of a vote against the proposal."

In submitting this letter, the Amendment No.4 to the Preliminary Proxy Statement and the Form of Proxy, the ACE Shareholder Group ("filing persons") acknowledge the following representations:

•	The filing persons constituting the ACE Entities Group are responsible for the adequacy and accuracy of the disclosure in the filing;

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Evan S. Jacobson, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Page 4

• All staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• The filing persons may not assert as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

I can best be reached on 617-549-6060 with regard to this letter. My facsimile number is 978-964-0125. As you are well aware, as of today, the Annual Meeting of Shareholders for LocatePLUS is still scheduled for Monday, September 15, 2008 at 3:00 PM. Thank you for your time and attention.

Very truly yours,

Henry E. Knoblock, III

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Evan S. Jacobson, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Page 5

EXHIBIT A

DRAFT-SUBJECT TO SEC REVIEW AND COMMENT

VIA EMAIL AND FACSIMILE (978)524-8767

September 12, 2008

James Fields, Chairman
The Board of Directors
LocatePLUS, Inc.
100 Cummings Center
Suite 235M
Beverly, Massachusetts 01915

Dear Mr. Fields:

      We want to inform you that a group of shareholders today filed a Definitive Proxy Statement with the Securities and Exchange Commission ("SEC") in connection with its nomination of five candidates for election to the Board of Directors of LocatePLUS at the upcoming Annual Meeting on September 15, 2008. This Definitive Proxy has been revised from the Proxy Statement previously delivered by hand to you on August 11, 2008 to reflect comments made by the SEC . ACE is proposing that its five nominees be elected to the Board instead of the five nominees proposed by the current Board. We believe that our nominees are highly qualified, will bring much-needed additional corporate governance and operational expertise to the Board, and are committed to acting in the best interests of all shareholders. Together with the other members of the current Board, we believe we can forge a better future for our company more quickly.

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Evan S. Jacobson, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Page 6

      Although our recent conversations have given me hope that with your leadership that long awaited change will occur, the ACE Shareholder Group believes that with its nominees, if elected, will create a new consensus to allow the rate of change to accelerate. Change is clearly needed. In March of 2004 the aggregate market value of common equity was approximately $70 million. Four years later the aggregate market value is barely $650,000.

      We solicit the proxy of our fellow shareholders to give all of the shareholders a greater voice in addressing the current Yorkville debt default and a variety of possible solutions to this problem facing our Company. We look forward to working with you to resolve this and other problems which face our Company.

      The ACE Shareholder Group does not take lightly an election contest for directors of a public company. We firmly believe that our nominees will be better able to represent all shareholder interests by ensuring the Board carefully reviews all alternatives to enhance value.

Kind Regards,

Thomas Murphy
President
ACE, Inc.
15275 Collier Blvd.
Ste. #201/225
Naples, FL 34119
(866) 596-7905

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